SIMPSON THACHER & BARTLETT LLP

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NEW YORK, NY 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER (212) 455-7862	E-MAIL ADDRESS HUI.LIN@STBLAW.COM

October 4, 2018

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edwin Kim, Attorney-Advisor
Barbara C. Jacobs, Assistant Director
Jan Woo, Legal Branch Chief
Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Staff Accountant

Re:	Dell Technologies Inc.
Amendment No. 1 to the Registration Statement on Form S-4
Filed September 6, 2018
File No. 333-226618

Ladies and Gentlemen:

On behalf of Dell Technologies Inc. (the “Company”) and in connection with the Registration Statement on Form S-4 (File No. 333-226618), initially filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2018 (the “Registration Statement”), we hereby submit Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which the Company is filing concurrently with this letter. The Company has revised Amendment No. 1 to the Registration Statement, filed with the Commission on September 6, 2018 (“Amendment No. 1”) in response to the oral comments received from the staff of the Commission (the “Staff”), as well as to generally update certain of the information contained in the Registration Statement, including financial data for the quarterly period ended August 3, 2018. The Company is also providing supplementally to the Staff copies of Amendment No. 2 marked to show all changes to Amendment No. 1.

Securities and Exchange Commission	October 4, 2018

If the Staff has any questions or requires additional information concerning Amendment No. 2 or related matters, please do not hesitate to call me at (212) 455-7862 or Benjamin Schaye at (212) 455-7866.

Very truly yours,

/s/ Hui Lin
Hui Lin, Esq. Simpson Thacher & Bartlett LLP

cc:	Dell Technologies Inc.
Richard J. Rothberg, Esq.
Janet Bawcom, Esq.

Simpson Thacher & Bartlett LLP
Richard Capelouto, Esq.
Kenneth B. Wallach, Esq
Daniel N. Webb, Esq.
Benjamin P. Schaye, Esq.

Hogan Lovells US LLP
Richard J. Parrino, Esq.
Kevin K. Greenslade, Esq.

Latham & Watkins LLP
Mark D. Gerstein, Esq.
Bradley C. Faris, Esq.

Wachtell, Lipton, Rosen & Katz
Steven A. Rosenblum, Esq.
Gordon S. Moodie, Esq.

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